United States

Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-A

For registration of certain classes of securities
pursuant to section 12(b) or (g) of the

Securities Exchange Act of 1934

INSPIREMD, Inc.
(Exact name of registrant as specified in its charter)

Delaware	26-2123838
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

800 Bolyston Street, Suite 16041, Boston MA	02199
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Series A Preferred Stock Purchase Rights	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: __________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

    None

(title of class)

Item 1. Description of Registrant’s Securities to be Registered.

On October 22, 2013, the Board of Directors (the “Board”) of InspireMD, Inc. (the “Company”) adopted the Rights Agreement, dated as of October 22, 2013 (the “Rights Agreement”) between the Company and Action Stock Transfer Corporation, as Rights Agent (the “Rights Agent”), which is incorporated herein by reference to Exhibit 1 hereof.

On October 22, 2013, the Board declared a dividend distribution to the Company’s stockholders of record at the close of business on November 15, 2013, of one preferred stock purchase right (a “Right”) for each outstanding share of Common Stock that will entitle the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share of Series A Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), at a purchase price of $21.00 per one one-thousandth (1/1,000) of a share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

Separation and Distribution of Rights; Exercisablility. Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of:

•	ten (10) business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding (subject to certain exceptions discussed below and as set forth in the Rights Agreement) (such person is referred to as an “Acquiring Person”); or

•	ten (10) business days (or some later date as determined by the Board) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of the shares of Common Stock then outstanding (subject to exceptions as set forth in the Rights Agreement).

The date the Rights separate from the Common Stock is referred to as the “Distribution Date.”

Until the Distribution Date, (i) the Rights will be evidenced by and transferred with, and only with, the Common Stock certificates, (ii) new Common Stock certificates issued after November 15, 2013 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by those certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 22, 2014, unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights certificates will be mailed to the holders of record of Common Stock as of the close of business on the Distribution Date and, after that, the separate Rights certificates will represent the Rights. Except in connection with shares of Common Stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities issued by the Company in the future, or as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

2

Flip-in Events. If any person becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than the Acquiring Person and any associate or affiliate thereof) will have the right to receive, upon exercise, Common Stock (or, in some circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price of the Right. All Rights that are, or (under some circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

For example, at a purchase price of $21.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties or transferees) following a Flip-In Event would entitle its holder to purchase $42.00 worth of Common Stock (or other consideration) for $21.00.

Flip-over events. If any of the following occur, then at any time following a public announcement that a person has become an Acquiring Person, each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of an acquiring company having a value equal to two times the purchase price of the Right:

•	the Company enters into a merger in which the Company is not the surviving corporation;

•	the Company is the surviving corporation in a merger pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

•	more than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company, as specified in the Rights Agreement).

Flip-in Events and Flip-over Events are referred to collectively as “Triggering Events.”

Anti-dilution Adjustments; Fractional Shares. The applicable purchase price payable, the number of shares of Preferred Stock or other securities or property issuable upon the exercise of the Rights, and the number of applicable Rights outstanding are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, Preferred Stock;

•	if the holders of Preferred Stock are granted rights, options or warrants to subscribe for the applicable Preferred Stock or securities convertible into the applicable Preferred Stock at less than the current market price of the applicable Preferred Stock; or

•	upon the distribution to holders of Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in the bullet point immediately above).

The number of outstanding Rights is also subject to adjustment in the event of a stock dividend on, or a subdivision or combination of Common Stock. With some exceptions, no adjustment in the purchase price relating to a Right will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price relating to the Right.

3

No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1,000) of a share of Preferred Stock) and, in lieu of the issuance of fractional shares, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the trading date immediately prior to the date of exercise.

Exchange of the Rights. At any time after a person becomes an Acquiring Person and prior to the acquisition by a person or group of 50% or more of the shares of Common Stock then outstanding, the Board may, without payment of the purchase price by the holder, exchange the Rights, in whole or in part, at a ratio of one Right (other than the Rights owned by the Acquiring Person or group, which will become void) for one share of Common Stock, subject to adjustment.

Redemption of the Rights. At any time until a person has become an Acquiring Person, the Company may redeem all, but not less than all, of the Rights at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board and subject to adjustment). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of these Rights will be to receive the $0.001 redemption price.

No Rights as Stockholder. Until a Right is exercised, the holder will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of the Rights Agreement. Any of the provisions of the Rights Agreement may be amended by the Board at any time before a person becomes an Acquiring Person. At any time after a person becomes an Acquiring Person, the provisions of the Rights Agreement may be amended by the Board only if the amendment does not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or cause the Rights to become redeemable again.

Certain Anti-takeover Effects. The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive the Board and its stockholders of a full opportunity to evaluate an offer in light of the long term prospects of the Company. The Rights have been declared by the Board in order to deter such tactics.

The Rights are not intended to prevent all takeovers of the Company and will not do so. Since, subject to the restrictions described above, the Company may redeem the Rights prior to the Distribution Date, the Rights should not interfere with any merger or business combination approved by the Board.

The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

4

Item 2. Exhibits.

1.	Rights Agreement dated as of October 22, 2013 between InspireMD, Inc. and Action Stock Transfer Corporation, as Rights Agent, which includes the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock as Exhibit 1 and the form of Rights Certificate as Exhibit 2.

5

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INSPIREMD, INC.

Date: October 25, 2013	By:	/s/ Craig Shore
	Name:	Craig Shore
	Title:	Chief Financial Officer

6

Exhibit Index

Exhibit No.	Description

1.	Rights Agreement, dated as of October 22, 2013, between InspireMD, Inc. and Action Stock Transfer Corporation, as Rights Agent, which includes the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock as Exhibit 1 and the form of Rights Certificate as Exhibit 2.

7